Shanda Interactive Entertainment Approves Share Repurchase Plan

Shanghai, China – October 24, 2005 – Shanda Interactive Entertainment Limited (Nasdaq: SNDA), a leading interactive entertainment media company, today announced that its Board of Directors has approved a share repurchase program, effective October 2005. Under the program, Shanda is authorized to repurchase up to $50 million worth of outstanding American Depositary Shares (ADSs) representing the ordinary shares of Shanda from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations. The share repurchases may be made on the open market, in block trades or otherwise and may include derivative transactions. The program may be suspended or discontinued at any time.

“The decision to initiate the share repurchase program illustrates the confidence we have in the long-term value of our company, and reiterates our commitment to maximizing shareholder returns,” said Tianqiao Chen, CEO of Shanda. “The strong profitability of our business and our healthy balance sheet give us the flexibility to invest in a variety of avenues to drive value.”

The share repurchase program will be funded by the Company’s available working capital. As of June 30, 2005, the company had cash, cash equivalents and marketable securities of approximately US$429 million.

As of September 30, 2005, the Company had approximately 71,315,208 outstanding ADSs representing 142,630,416 ordinary shares of Shanda.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which an increasing number access our content from home. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement
This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the anticipated effects of the share repurchase program. These forward-looking statements involve various risks and uncertainties. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. For information on the factors that may affect the Company’s expectations, please refer to the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F.

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CONTACT:
Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
Brainerd Communicators, Inc.
212-986-6667